QIAO XING UNIVERSAL TELEPHONE, INC.
QIAO XING SCIENCE INDUSTRIAL PARK
TANG QUAN
HUIZHOU CITY, GUANGDONG,
CHINA 516023
December 9, 2009
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549-3561

Attn:	Reid S. Hooper, Esq. Staff Attorney Mail Stop 3720

Re:	Qiao Xing Universal Telephone, Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2008 Filed July 15, 2009 File No. 000-29946
Dear Mr. Hooper:
This letter is in response to the Staff’s Comment Letter dated November 20, 2009 in connection with the review of the above-referenced Form 20-F filing.
On behalf of the above-captioned Registrant and as its Chief Executive Officer, this letter confirms that the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments or need any additional information, please contact me at my office or contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at 303/770-7131.

Securities and Exchange Commission
December 9, 2009

Thank you for your assistance and cooperation in this filing.

Very truly yours,
/s/ RUI LIN WU

Rui Lin WU, Chief Executive Officer

cc:	Andrew N. Bernstein, Esq.